SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

e·on

Powergen

Press Release

June 12, 2002

SEC Approves E.ON Acquisition of Powergen

Transaction is expected to be closed by early July

Today at a public meeting, the US Securities and Exchange Commission (SEC) approved E.ON's acquisition of UK company, Powergen, subject to a reporting requirement. It is expected that formal orders detailing this approval and satisfying the final regulatory requirement for the takeover process will be published shortly, and that the deal will be closed by early July.

This acquisition will make E.ON the world's largest investor-owned energy service provider. The company will have operations in 19 countries and approximately 30 million electricity and gas customers. E.ON's annual electricity sales will be over 340 billion kilowatt-hours.

Through Powergen's US subsidiary LG&E Energy, E.ON gets access to the world's largest energy market. The legal requirements for the acquisition of LG&E Energy will have been fulfilled by registering under the US Public Utility Holding Company Act (PUHCA). This provides the basis for the planned further expansion in the US market.

E.ON AG
E.ON Platz 1
40479 Düsseldorf

Dr. Peter Blau
Phone: ++49-211-4579-628
Fax: +49-211-45 79-629

Josef Nelles
Phone: ++49-211-4579-544
Fax 0211-4579-566

Powergen
1 Ropemaker Street
London EC2Y 9HT

Gareth Wynn
Phone: ++44-207-826-2734
Fax: ++44-207-826-2897

At the meeting the SEC did not impose any unexpected conditions on its approval. The divestment of all non-energy activities in the medium term is entirely in line with E.ON's strategy of focussing on its core energy business.

E.ON CEO Ulrich Hartmann commented: "We are just about to close the biggest acquisition in our Group's history. This step represents significant progress in our strategy to become a global leader in energy services. By entering the attractive US market we will have tremendous growth opportunities which we will pursue vigorously."

Powergen Chairman Ed Wallis said: "For the Powergen Group and its employees, joining E.ON gives us excellent prospects for the future. "

The members of the E.ON Management Board and the directors of E.ON UK PLC accept responsibility for the information contained in this document relating to the E.ON group. To the best of the knowledge and belief of the members of the E.ON Management Board and the directors of E.ON UK PLC (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Powergen PLC accept responsibility for the information contained in this document, except for the information relating to the E.ON group. To the best of the knowledge and belief of the directors of Powergen PLC (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON Aktiengesellschaft

Date: June 13, 2002

By: ______________________

Michael C. Wilhelm
Senior Vice President
Accounting

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